

March 15, 2012

James S. Sawyer
Chief Financial Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

> **Re: Praxair, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 8-K Filed April 28, 2011**
> **File No. 1-11037**

Dear Mr. Sawyer:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. In future filings, please quantify the extent to which increases/decreases in volume, prices, raw material inflation pass-through, and the introduction of new products attributed to the increase or decrease in gross profit margin and operating profit margin at the consolidated level and the reportable segment level in addition to providing the quantified information for sales. Please also quantify the impact of any other factors disclosed as materially impacting sales, gross profit margin and operating profit margin for each period presented at the consolidated level and the segment level. For example, we note from your January 25, 2012 conference call with analysts that cost savings from productivity in the amount of $375 million were achieved for fiscal year 2011, which is 15.2% of fiscal year 2011 operating

profit, but was not quantified in your Form 10-K to allow investors to understand the extent changes in productivity impacted operating profit margins. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. In future filings, please provide investors with additional insight regarding the underlying causes for the material factors impacting sales, gross profit margin and operating profit margin at the consolidated and reportable segment levels. For example, you primarily attribute the changes in your operating results to volume changes; pricing changes; and foreign currency exchange rates. For the changes in volume, an expanded analysis may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, etc. To the extent that the explanation is a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. This may result in a discussion and analysis of your underlying markets and/or product offerings (i.e., on-site, merchant, packaged, liquid nitrogen, oxygen, argon, hydrogen, et cetera). In this regard, we note that your discussions with analysts include this lower level of analysis, including the specific foreign currencies impacting consolidated and reportable segment operating results. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

3. In future filings, please clarify your disclosures regarding the testing of goodwill for impairment that the estimated fair value of all of your reporting units is substantially in excess of the carrying value, if correct. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each of these reporting units:
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test for each of these reporting units.
   - The amount of goodwill allocated to the reporting unit.
   - A description of the assumptions that drive the estimated fair value that is specific to the reporting unit.
   - A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit's fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.
   - A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
   - Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

   Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Note 18. Segment Information, page 93

4. We note your disclosure in Item 1 regarding your various products in your industrial gases business – oxygen, nitrogen, argon, carbon dioxide, helium, hydrogen, carbon monoxide, acetylene, et cetera. Further, it appears from your discussion and analysis in MD&A and your conference calls with analysts that there are different markets and customers for each of your different industrial gas products and therefore differing trends for your products. In future filings, please disclose the sales for each of your products for each fiscal year in accordance with ASC 280-10-50-40.

Form 8-K Filed April 28, 2011

5. It does not appear that you have amended your Form 8-K to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief